Exhibit 99.1

INDEPENDENCE HOLDING COMPANY   **CONTACT:**   **TERESA A. HERBERT**
96 CUMMINGS POINT ROAD   **(203) 358-8000**
STAMFORD, CONNECTICUT 06902   **www.Independenceholding.com**
NYSE: IHC

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES
2005 FIRST QUARTER RESULTS

Stamford, Connecticut, May 13, 2005. Independence Holding Company (NYSE: IHC) today reported 2005 first quarter results.

Financial Results

Net income increased 4.6% to $5,752,000, or $.40 per share, diluted, for the first quarter of 2005 compared to $5,500,000, or $.38 per share, diluted, for the first quarter of 2004. The first quarter of 2005 included after tax realized and unrealized securities gains of $140,000, or $.01 per share, diluted, versus $589,000, or $.04 per share, diluted, for the first quarter of 2004. Revenues increased 25.2% to $65,673,000 for the first quarter of 2005 compared to 2004 first quarter revenues of $52,432,000.

IHC's ownership of the common stock of American Independence Corp. (NASDAQ: AMIC) is accounted for on the equity method and had a carrying value, including goodwill, of $33,699,000 at March 31, 2005. As mentioned in previous news releases, IHC's interest in AMIC's earnings is burdened twice: (i) by a non-cash provision for taxes recorded by AMIC and (ii) by a deferred tax charge at the IHC level. This burden amounted to $437,000 for the first three months of 2005. As of today, IHC owns 42% of AMIC's common stock.

Chief Executive Officer's Comments

Roy T.K. Thung, Chief Executive Officer, commented, "Our net income increased by 4.6% for the first quarter of 2005 compared to the first quarter of 2004, and revenues increased 25.2%. The 2005 first quarter was positively impacted by a medical stop-loss commutation and negatively affected by expenses from the commencement of our Strategic Health segment. This division has already begun generating premiums, and its contribution will increase for the balance of this year and in future periods. We are particularly pleased with the expansion in 2004 into multiple new lines of health insurance to complement our core medical stop-loss, life and disability businesses. In the first quarter of this year, we: 100% co-insured (with the expectation of assuming) a $50 million block of employer-sponsored group major medical; acquired Health Plan Administrators ("HPA"), a leading administrator of short-term medical products; and invested in a telemarketing joint venture which will produce additional group major medical premiums. These new relationships, as well as other opportunities which we are currently analyzing, provide us with a controlled platform from which we can cross-sell our diversified mix of health insurance products. We are looking forward to continuing to enhance shareholder value, and we remain quite optimistic as to IHC's outlook for 2005."

About Independence Holding Company

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc.), its affiliate (AMIC), and its managing general underwriters, third party administrators, and marketing affiliates. Standard Security Life markets medical stop-loss, long-term and short-term disability, employer-sponsored group major medical, short-term medical, group life and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, credit life and disability and individual life insurance. AMIC is a holding company principally engaged in the insurance and reinsurance business through Independence American Insurance Company and its managing general underwriter division.

Some of the statements included herein may be considered to be forward looking statements which are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in IHC's filings with the Securities and Exchange Commission.

INDEPENDENCE HOLDING COMPANY

FIRST QUARTER REPORT
MARCH 31, 2005
(In Thousands, Except Per Share Data)

		THREE MONTHS ENDED		
		2005		2004
Revenues				
Premiums earned	$	49,428	$	40,337
Net investment income		9,499		9,983
Net realized and unrealized gains		248		895
Equity income from AMIC		477		621
Other income		6,021		596
		65,673		52,432
Expenses				
Insurance benefits, claims and reserves		36,661		29,931
Amortization of deferred acquisition costs		2,651		1,379
Interest expense on debt		845		560
Selling, general and administrative expenses		16,508		12,117
		56,665		43,987
Income before income taxes		9,008		8,445
Income tax expense		3,256		2,945
Net Income	$	5,752	$	5,500
Basic income per common share	$	.41	$	.39
Weighted average basic common shares		14,009		13,927
Diluted income per common share	$	.40	$	.38
Weighted average diluted common shares		14,332		14,341

As of March 31, 2005, there were 13,973,017 shares outstanding, net of treasury shares.